UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                        Blonder Tongue Laboratories, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   093698 10 8
                                 (CUSIP Number)


                                  June 15, 2000
             (Date of Event Which Required Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. - 093698 10 8

1        NAME OF REPORTING PERSON
                  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  James A. Luksch

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      /_/
         (b)      /_/
         N/A

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5        SOLE VOTING POWER
                  1,737,935.13 shares of Common Stock (includes 5,464 shares of Common Stock owned by the 1988 Irrevocable Trust A of Herbert
                  M. Luksch, the trustee of which is James A. Luksch, 5,464 shares of Common Stock owned by the 1988 Irrevocable Trust B of Herbert M. Luksch, the trustee of which is James A. Luksch, and 9 Shares of Common Stock owned by the Estate of Herbert M. Luksch, the executor of which is James A. Luksch)

6        SHARED VOTING POWER
                  N/A

7        SOLE DISPOSITIVE POWER
                  1,737,935.13 shares of Common Stock (includes 5,464 shares of Common Stock owned by the 1988 Irrevocable Trust A of Herbert
                  M. Luksch, the trustee of which is James A. Luksch, 5,464 shares of Common Stock owned by the 1988 Irrevocable Trust B of Herbert M. Luksch, the trustee of which is James A. Luksch, and 9 Shares of Common Stock owned by the Estate of Herbert M. Luksch, the executor of which is James A. Luksch)

8        SHARED DISPOSITIVE POWER
                  N/A

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,737,935.13 shares of Common Stock (includes 5,464 shares of Common Stock owned by the 1988 Irrevocable Trust A of Herbert
                  M. Luksch, the trustee of which is James A. Luksch, 5,464 shares of Common Stock owned by the 1988 Irrevocable Trust B of Herbert M. Luksch, the trustee of which is James A. Luksch, and 9 Shares of Common Stock owned by the Estate of Herbert M. Luksch, the executor of which is James A. Luksch)

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES/_/
         N/A


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  22.75%

12       TYPE OF REPORTING PERSON
                  IN

ITEM 1.
               (a) NAME OF ISSUER: Blonder Tongue Laboratories, Inc.

               (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE: One Jake Brown Road, Old Bridge, New Jersey 08857.

ITEM 2.
               (a) NAME OF PERSON FILING: James A. Luksch

               (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: c/o Blonder Tongue Laboratories, Inc., One Jake Brown Road, Old Bridge, New Jersey 08857.


               (c) CITIZENSHIP: United States of America

               (d) TITLE OF THE CLASS OF SECURITIES: Common Stock

               (e) CUSIP NUMBER: 093698 10 8

ITEM     3. IF THIS  STATEMENT IS FILED PURSUANT TO RULE 13D-1(b) OR 13D-2(b) OR
         (c), CHECK WHETHER THE PERSON FILING IS A:

               (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

               (b) [ ] Bank as defined in section  3(a)(6) of the Act (15 U.S.C.
         78c).

               (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

               (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

               (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

               (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

               (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

               (j) [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J);

ITEM 4.  OWNERSHIP

               See item nos. 5 through 11 of the second part of the cover sheet.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

               N/A

ITEM 10. CERTIFICATION

               N/A

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                February 12, 2001
                                    --------------------------------------------
                                                       Date


                                                /s/ James A. Luksch
                                    --------------------------------------------
                                                    Signature

                                                   James A. Luksch
                                    President and Chief Executive Officer
                                    --------------------------------------------
                                                    Name/Title